FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month February, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

 ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

ICICI Bank Limited (“ICICI Bank”) had 4.6% shareholding (based on voting rights) in Fino PayTech Limited (Fino). Further, the Bank held 4,000,000 convertible warrants of Fino. In this regard, we wish to inform you that the Board of Directors of Fino has approved the conversion of convertible warrants held by ICICI Bank into fully paid equity shares on February 8, 2022, consequent to which ICICI Bank’s shareholding (based on voting rights) has increased to 7.4%.

Pursuant to Regulation 30 read with Para A of Part A of Schedule III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with the SEBI circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015, we give the below disclosure:

a.	Name of the target entity, details in brief such as size, turnover etc.	Fino PayTech Limited (Fino) Total revenue (FY2021)(consolidated): ₹ 8.60 billion Loss (FY2021) (consolidated): ₹ 0.50 billion
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms length”

This transaction does not constitute a related party transaction. ICICI Bank has no promoters.

ICICI Prudential Life Insurance Company Limited (ICICI Life) and ICICI Lombard General Insurance Company Limited (ICICI General) have also invested in Fino.

Post conversion of warrants of ICICI Bank, the shareholding (based on voting rights) of ICICI General stand at 5.1% and ICICI Life stand at 8.5%.

ICICI Bank, its subsidiaries and its associates in the normal course of business may have business dealings with Fino at an arm’s length.
c.	Industry to which the entity being acquired belongs	Fino is primarily engaged in providing technology-based solutions and services related to financial inclusion
d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Financial investment
e.	Brief details of any governmental or regulatory approvals required for the acquisition	N.A.
f.	Indicative time period for completion of the acquisition	The Board of Directors of Fino approved the conversion of 4,000,000 convertible warrants into 4,000,000 fully paid equity shares of Fino on February 8, 2022
g.	Nature of consideration - whether cash consideration or share swap and details of the same	Conversion of 4,000,000 convertible warrants to 4,000,000 fully paid equity shares of Fino of face value ₹ 10 each
h.	Cost of acquisition or the price at which the shares are acquired	Conversion of 4,000,000 convertible warrants to 4,000,000 fully paid equity shares of Fino of face value ₹ 10 each
i.	Percentage of shareholding / control acquired and / or number of shares acquired	Post conversion of warrants, voting rights of ICICI Bank in Fino increased from 4.6% to 7.4%
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Fino PayTech Limited
Date of incorporation: June 15, 2006

History of last 3 years turnover (total revenue consolidated):

FY2021: ₹ 8.60 billion

FY2020: ₹ 8.53 billion

FY2019: ₹ 5.47 billion

Country of presence: India

You are requested to please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 8, 2022	By:	/s/Ranganath Athreya
			Name:	Ranganath Athreya
			Title:	Company Secretary